

March 7, 2011

Terrence W. Cavanaugh
President and Chief Executive Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

> **Re:** **Erie Indemnity Company**
> **Information Statement Pursuant to Section 14(c) of the**
> **Securities Exchange Act of 1934**
> **Filed March 1, 2011**
> **File No. 000-24000**

Dear Mr. Cavanaugh:

We have limited our review of your filing to the form type used. Because proxies are being solicited from the shareholders of the company we believe the filing should have been made on Schedule 14A rather than Schedule 14C of the Exchange Act. Please respond to this letter by amending your filing to appear on the proper form. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide, if any, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Laura Crotty, Staff Attorney, at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director